Exhibit 99.3 Sustainability & P|ESG Report 2024 www.ascendispharma.com

Patients|Environmental, Social and Governance Report (P|ESG) Content Introduction Introduction Progress 03 A message from our Executive Management Team 13 Patients 04 Our Business Model 18 Environmental P|ESG 05 A Brief History 22 Social Approach 07 2024 Sustainability & P|ESG Highlights 28 Governance Ambitions P|ESG Approach Progress 08 Our Sustainability & P|ESG Approach and Reporting 35 2025 Sustainability & P|ESG Ambitions 10 Key Topics 11 P|ESG Risks Ambitions As part of the Ascendis Pharma A/S 2024 Annual Report, this report outlines the Sustainability and what we refer to as Patient, Environmental, Social and Governance (P|ESG) reporting activities for all Ascendis Pharma Group entities. Through this report, we fulfill our compliance with Section 99a (CSR), Section 99b (Gender Diversity) and Section 99d (Data Ethics) of the Danish Financial Statements Act. 2

Introduction P|ESG Approach A message from our Executive Management Team At Ascendis Pharma, we remain dedicated to advancing our TransCon® technology platform as we continue to grow as a biopharmaceutical company with a clear focus on improving patients' lives. Guided by our values and vision, we are determined to fulfill our mission of developing therapies that address unmet medical needs. Progress Our commitment to responsible corporate governance is a key part of our work to deliver safe and effective medicines to those who rely on our products. As we continue to grow, we also recognize that our impact on local and global communities, as well as the environment, is expanding. This ongoing development encourages us to continuously assess and refine our approach to ESG reporting so that Ambitions our P|ESG framework evolves in line with both our growth and the expectations of our stakeholders, and that focus is placed on areas where we can make the most meaningful difference. This report reflects our performance in 2024, as well as our commitment to continue progressing on our P|ESG journey in alignment with current and emerging regulations. We extend our gratitude to all those who have contributed to our efforts and look forward to building on these foundations in the years ahead. 3

Our Business Model

Ascendis Pharma was founded in 2007. We are applying our innovative TransCon platform to build a leading, fully integrated, global biopharma company focused on making a meaningful difference in patients' lives. Guided by our core values of Patients, Science and Passion, we use our TransCon technologies to create new and potentially best-in-class therapies.

TransCon is a technology platform that uses advanced knowledge of chemistry to overcome challenges of developing new therapeutics. It combines known biology with the benefits of prodrug and sustained-release technologies with the goal of optimizing the therapeutic effect. This could mean enhancing safety, tolerability, efficacy and convenience.

Today, our teams are advancing programs in endocrinology rare diseases and oncology, and we are also collaborating on the development of product candidates based on TransCon in other therapeutic areas and markets. We rely on Contract Research Organizations (CROs) to support our research initiatives and clinical trials, and we use Contract Development and Manufacturing Organizations (CDMOs) to manufacture finished drug products intended for clinical or commercial use. We do not manufacture any finished drug products in-house.

We currently have two marketed products, Skytrofa® and Yorvipath®, and a diversified portfolio of product candidates in clinical development in endocrinology rare diseases and one product candidate in clinical development in oncology.

With an expanding global presence, we are positioned to reach patients worldwide. In the United States, we have established a multifaceted organization to support ongoing commercialization efforts and serve as a foundation for future endocrinology rare disease product launches. Similarly, we have expanded our direct presence in Europe by building integrated organizations, in addition to Germany, in Austria, Switzerland, Spain, Italy, France, the UK, and the Nordic countries. Through exclusive sales and distribution partners covering more than 50 countries, we now have a global presence and are preparing to support patients around the world.

As a company, we strive to make meaningful improvements in patients' lives. We make business decisions based on patient needs, and we do our best every day to realize our products' benefits for the patients. We are driven by science and data and dedicated to being curious and diligent when innovating, developing and improving products and processes.

Our business model is built on fast, successful drug development and commercial therapeutic synergies.



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A Brief History

2007

Ascendis Pharma is established.

2008

TransCon hGH is created.

2009

Transition from pre-clinical to clinical company.

2014

TransCon CNP is created.

2015

U.S. Nasdaq listing.
TransCon PTH is created.
Vision 2020 established.

2018

Strategic investment and exclusive license agreement with Visen Pharmaceuticals.

2019

Vision 3x3 established.
Oncology pipeline announced.

2021

TransCon hGH U.S. approval.
Establishment of commercial presence in the U.S.

2022

TransCon hGH EU approval.

2023

TransCon PTH EU approval.
Establishment of commercial presence in Germany.
Exclusive license agreement with Teijin Ltd.

2024

TransCon PTH US approval.
Presence established in Italy, France, Spain, the UK, Austria, Switzerland and the Nordic countries.
International sales and distribution partnerships established.
Strategic investment and exclusive license agreement with Eyconis, Inc.
Novo Nordisk A/S exclusive license agreement.

Global Presence Introduction P|ESG Approach Progress Ambitions Strategic investment and Direct markets Exclusive distribution agreement exclusive license agreement Exclusive license agreement 6

2024 Sustainability & P|ESG Highlights

In 2024, we conducted our pilot Double Materiality Assessment and continued improving our methodology in order to align our 2025 reporting with the material impacts, risks and opportunities identified.

Patients

- Launched Yorvipath in Germany and the U.S.
- Launched a Named Patient Program across Europe and International Markets for TransCon PTH.
- Established collaborative relationships with Patient Advocacy groups.
- Contracted six new sales and distribution partners covering 50 countries.
- Continued activities for Skytrofa registries in the United States and initiated support to German registry INSIGHTS-GHT.
- Launched the "Ascendis Care" umbrella brand in Germany for all our patient-centric initiatives, including support materials for patients.
- Launched the Patient Support Program in Germany and Austria for patients under Yorvipath treatment simultaneous to market launch.
- Accepted over 60 participating sites across the United States for the U.S. Expanded Access Program for TransCon PTH.

Environmental

- Successfully reported on our Scope 1 and 2 emissions data, representing climate impacts related to on-site energy consumption and purchased electricity and heat.

Social

- Successfully hired and onboarded 304 employees.
- Continued focus on the attraction and retention of talent.
- "Ascendis Employeeship" sessions focusing on ownership and collaboration were conducted throughout the year to emphasize individual self-development and team performance.

Governance

- Carried out due diligence on sales and distribution partners.
- Implemented various policies and procedures to support future commercial launches.
- Established an approved supplier list for biological matrices to support high welfare standards for animals used to generate these.
- Signed the "Marseille Declaration on the worldwide implementation of high standards for animals housed and used internally and externally by the industry for scientific purposes" to maintain continuous focus on raising the standards for the welfare of animals internally, and externally through collaboration with the other signatories.

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Our Sustainability & P|ESG Approach

Our 2024 Sustainability & P|ESG reporting focuses on four key areas: Patients, Environmental, Social and Governance. It is designed to ensure our environmental and social license to operate through responsible governance practices, ultimately benefiting the business and the patients.

About this Report

The Ascendis Pharma 2024 Sustainability & P|ESG Report reflects our ongoing commitment to transparency and accountability as we work towards aligning with emerging regulations, including the European Union's Corporate Sustainability Reporting Directive (CSRD) and meeting the expectations of the users of this report and our affected stakeholders.

To this end, this year we conducted a pilot Double Materiality Assessment (DMA) where we identified and assessed our potentially material impacts, risks and opportunities. The full list of topics is not reflected in this report, but we will continue improving our methodology to complete our 2025 DMA and report accurately on the topics most material to Ascendis Pharma and our stakeholders.

Through careful due diligence of our business, this report highlights our key P|ESG topics, including the key risks we face, as well as our policies, processes and performance. It outlines forward-looking goals across Patients, Environmental Stewardship, Social Impact, and Responsible Corporate Governance.

Each area includes updates on our progress toward the ambitions we set last year, reflecting our ongoing commitment to improvement. While some ambitions were not fully met, this report emphasizes our focus on transparency and continuous progress in adapting to the ever-changing landscape of our business. We appreciate your understanding as we continue to navigate our journey toward corporate responsibility.

Please note that while some topics discussed in this report are significant, their importance should not be interpreted as rising to the level of materiality as defined under U.S. federal securities laws and regulations. The concept of materiality used in this report, including any references to "material" or "materiality", is based on the interests of various stakeholders and other relevant definitions, which are often different than the concept for U.S. federal securities law purposes. Moreover, certain P|ESG information is based on methodologies or data that are complex and continue to evolve and thus are subject to uncertainty or change over time.

Method & Disclaimer

This report, included in the Ascendis Pharma A/S 2024 Annual Report, covers the Sustainability & P|ESG activities across all Ascendis Pharma Group entities for the year 2024. We use this report to comply with Section 99a (CSR), Section 99b (Gender Diversity) and Section 99d (Data Ethics) of the Danish Financial Statements Act.



Vision & Values
Patients
Clinical Trial Diversity
Product Safety
Access & Affordability
Patient & Caregiver Engagement
Environmental
Climate Impact
Partners & Suppliers
Social
Employee Engagement and Development
Health & Safety
Diversity, Equity & Inclusion
People in Value Chain
Human Rights
Governance
Business Conduct & Ethics
Anti-Corruption & -Bribery
Responsible Marketing
Data Governance
Animal Welfare
Due Diligence, Double Materiality
Reporting & Communication

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P|ESG Governance

Sustainability and P|ESG Reporting at Ascendis Pharma is guided by a governance structure that fosters a collaborative and integrated approach across the organization.

The Ethics & Compliance Committee, including members of Executive Management, plays a key role in overseeing Sustainability & P|ESG efforts at a strategic level.

With the upcoming CSRD requirements taking effect in 2025, the Audit Committee will provide oversight of non-financial reporting processes, including preparedness for future assurance requirements. Members of the Executive Management Team are also engaged in shaping our approach to identifying and addressing key P|ESG impacts, risks and opportunities.

The Sustainability & P|ESG Team drives the agenda across the organization, working collaboratively with relevant business units and subject matter experts to develop and implement the Sustainability & P|ESG Reporting framework. This cross-functional effort supports alignment with organizational priorities and consistent data collection and accurate reporting.

This governance framework reflects our commitment to advancing Sustainability & P|ESG integration throughout Ascendis Pharma while preparing for evolving regulatory and stakeholder expectations.


Board of Directors
Audit Committee
Ethics & Compliance Committee
ESG Leadership Team
Business Areas
Involved stakeholders from the entire organization
Sustainability & P|ESG Team

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Key Topics

As part of our ongoing commitment to aligning our reporting with the priorities set out in the Ascendis strategy and by our stakeholders, this year we reassessed our key topics to confirm that they accurately reflect the most pressing issues to both our business and the patients we serve.

Category	Topic	Page	Description
Patients	Clinical Trial Diversity	Page 14	Improving diversity and inclusion in clinical trials to ensure that the effectiveness and safety of medicines are tested across various demographic groups.
	Product Safety	Page 14	Maintaining the highest standards in the development, manufacturing and distribution of pharmaceutical products to ensure their safety, efficacy and consistency.
	Accecss & Affordability	Page 15	Managing the cost of pharmaceutical products and establishing fair pricing strategies while ensuring sustainable operations.
	Patient & Caregiver Engagement	Page 15	Actively involving patients and their caregivers in decision-making processes, clinical trials and healthcare solutions to improve patient-centered care.
Environmental	Climate	Page 19	Mitigating the impacts of climate change, including eventually reducing greenhouse gas emissions and promoting sustainability in operations and supply chains.
Social	Employee Engagement & Development	Page 23	Nurturing a workforce that is engaged, skilled and motivated by offering opportunities for professional growth, fostering innovation and promoting a positive workplace culture.
	Diversity, Equity & Inclusion	Page 24	Fostering an inclusive workplace culture that values diversity, ensures equal opportunities for all and promotes a sense of belonging for all employees.
	Health & Safety	Page 25	Prioritizing the well-being of employees by implementing comprehensive health and safety measures in all aspects of our business.
	People in our Value Chain	Page 26	Addressing the impact of the operations of Ascendis Pharma on various stakeholders within the value chain, including suppliers, distributors and local communities.
	Human Rights	Page 26	Respecting and upholding fundamental human rights in all business activities and supply chain operations to ensure fair treatment and ethical conduct.
Governance	Business Conduct & Ethics	Page 29	Upholding high standards of ethical behavior and integrity in all aspects of business, including interactions with customers, competitors and stakeholders.
	Anti-Corruption & -Bribery	Page 31	Implementing applicable anti-bribery and anti-corruption measures to ensure transparent, ethical and lawful business practices.
	Responsible Marketing	Page 31	Promoting pharmaceutical products in an honest, ethical and responsible manner, adhering to industry standards and regulations.
	Data Governance	Page 32	Ensuring the responsible collection, storage and use of data, while safeguarding the privacy and security of sensitive information.
	Animal Welfare	Page 33	Ensuring the ethical treatment and welfare of animals involved in research, development and testing processes.

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Introduction P|ESG Risks As part of our business model, we are exposed to various environmental, social and governance (ESG) risks. Effectively P|ESG managing these risks, particularly those that could impact our Approach operations, helps us minimize business disruptions and protect the reputation of Ascendis Pharma. For each of these risk areas, we carefully assess their potential impact and work to define appropriate mitigation strategies. In identifying our priority P|ESG risk areas, we align with our Progress Enterprise Risk Management (ERM) framework. Ambitions 11

	Risk Description	Risk Impact	Mitigating Actions
Patients	At Ascendis Pharma, effective product innovation is central to our mission of addressing unmet medical needs. A key risk to our operations and strategic objectives is the challenge of managing product innovation effectively.	Ineffective innovation management may result in slower development timelines and reduced availability of vital treatments, affecting patient outcomes and satisfaction.	We foster product innovation through rigorous research and development efforts. We actively engage with patients, ensuring our innovations are aligned with their best interests, enabling us to bring the right solutions to market.
Environmental Impact	Our laboratory operations have the potential to generate negative environmental impacts.	Potential negative environmental impacts could result in regulatory non-compliance, environmental damage and harm to our reputation, affecting our credibility as a responsible corporate citizen.	We take steps to comply with applicable environmental regulations and standards. In addition, we regularly maintain laboratorial equipment and implement safety plans to minimize any potential adverse environmental impacts.
Employee Attraction and Retention	Our rapid growth relies on attracting and retaining top talent. The competitive talent landscape poses a risk to our ability to continue scaling with the necessary expertise.	Inability to attract and retain employees could hinder our capacity for innovation and our ability to meet strategic objectives, affecting our growth trajectory.	We prioritize employee development and well-being, cultivating a dynamic, inclusive workplace. We emphasize equal opportunities, talent retention through career development programs and reward employee contributions with responsibilities and advancement opportunities. We moreover offer competitive compensation packages, including both short- and long-term incentives.
Business Conduct	Employee misconduct, such as failure to adhere to applicable legislation or ethical codes, could result in legal, financial and reputational risks for Ascendis Pharma.	Unethical or illegal behavior by employees could lead to civil or criminal penalties, industry sanctions, and damage to our reputation, impacting both Ascendis Pharma and those associated with our organization.	We focus on educating all employees about our internal and external business conduct requirements through comprehensive onboarding and ongoing training in our Code of Business Conduct & Ethics. Employees with higher risk exposure due to their work responsibilities undergo specialized training to ensure ethical conduct is maintained across the organization.
Responsible Marketing	A key risk involves instances of corruption and bribery, such as improper gifts, interactions or payments to Healthcare Professionals (HCPs), Healthcare Organizations (HCOs) and patients. These could be perceived as attempts to influence decision-making regarding the use or recommendation of our products.	Improper marketing practices could lead to legal, regulatory and reputational consequences, potentially jeopardizing our relationships with HCPs, HCOs and patients, as well as our ability to engage with these groups and market our products effectively.	We provide all employees training on interactions with HCPs as part of the Code of Business Conduct & Ethics training. Specialized training is furthermore provided to employees who interact directly with HCPs, HCOs, government officials, patients and caregivers. Our compliance framework within the commercial organization reinforces our commitment to responsible marketing, maintaining high ethical standards in all interactions.
Supply Chain	A significant portion of our operations is outsourced to Contract Manufacturing Organizations (CMOs) and Contract Research Organizations (CROs). The risk associated with these collaborations lies in ensuring that our suppliers and partners maintain full compliance with applicable laws and regulations.	Potential non-compliance by suppliers and partners could result in legal, financial and reputational consequences, jeopardizing the reliability of our product supply and our standing in the market.	By maintaining compliance requirements within our contractual agreements, we ensure responsible sourcing and comply with applicable requirements. Additionally, our Whistleblower Hotline provides a platform for employees and partners to report any illegal or unethical behavior.
Human Rights	Given that all our manufacturing is outsourced, the primary risk lies within our supply chain. Ensuring compliance with human rights standards in our external collaborations is crucial for maintaining our ethical standing.	While our risk level is low due to most suppliers being in OECD countries, any breach of human rights standards could damage our reputation, negatively affect our license to operate and undermine stakeholder trust.	To prevent human rights violations, we engage with employees in regular training and awareness programs and maintain an accessible Whistleblower Hotline for employees and business partners to report illegal and unethical behavior.

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Introduction Patients P|ESG Approach Progress Ambitions 13

At the core of our decision-making is our unwavering commitment to addressing the unmet medical needs of patients. To this end, we are dedicated to unlocking the full potential and benefit of our products. Our patient-centric approach is not only central to our mission and core values, but also a guiding principle that shapes everything we do. This commitment drives us to make a positive, lasting impact on patients' lives, from developing safe and effective medicines to ensuring their responsible commercialization.

The Patients chapter in this report highlights our dedication to improving patient outcomes and covers the following key areas:

- Clinical Trial Diversity
- Product Safety
- Access & Affordability
- Patient & Caregiver Engagement

Additionally, we provide insights into our overall business governance and policies. For more detailed information, we invite you to explore our Code of Business Conduct & Ethics, which includes a range of publicly available policies.

Clinical Trial Diversity

We recognize the important role of diversity and representation in clinical trials, including in the rare disease area, which in itself presents unique challenges and opportunities. Recruiting a meaningful diverse patient population can be difficult due to the small numbers affected by rare diseases. However, our work in this area has led us to expand recruitment efforts, allowing us to reach patients from a variety of social backgrounds, ethnicities and nationalities to further strengthen the outcomes of our clinical trials.

Because rare disease patients are frequently seen at centralized treatment centers, we provide support, such as travel expense reimbursement, to make participation more accessible. Additionally, we seek to leverage the close relationships Ascendis Pharma has with patient communities to better understand and address their needs and priorities, fostering patient-centered trial designs.

We are also committed to exploring decentralized clinical trials to further enhance inclusivity. Decentralization strategies, like in-home nurse support, direct-to-patient shipping of study medications, and virtual site visits, allow patients to participate from a distance, reducing barriers tied to travel and proximity to trial sites. However, these models introduce risks and compliance considerations that we carefully assess to uphold patient safety and data integrity.

Lastly, we recognize that the broader challenge of finding trial sites that serve a diverse range of populations is a global issue that calls for collaborative action between industry and national regulatory agencies to improve inclusivity in clinical research.

Product Safety

At Ascendis Pharma, we put patient safety first. We diligently adhere to applicable health and safety laws to ensure that our products consistently meet high standards of safety, efficacy and quality.

We are committed to maintaining patient safety by closely monitoring and managing any adverse events associated with our products and services. To achieve this, we have established a comprehensive Global Safety Database for collecting and processing adverse event data. We analyze aggregated reports and engage in signal detection to proactively identify potential safety risks. When risks are detected, they undergo thorough assessment, and we implement appropriate actions to address them, including notifying healthcare professionals, regulatory bodies and the public as needed.

Our safety measures include continuous monitoring of reported adverse events with regular updates and guidance provided as necessary. Additionally, we maintain product safety through thorough investigations and the implementation of corrective and preventative actions. Pharmacovigilance training is provided regularly to both internal teams and external partners, reinforcing our commitment to safety.

Through these efforts, we work to protect patient well-being and equip healthcare professionals with accurate, timely information on the safety profile of our products.

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We adhere to the following quality and safety policies and procedures:

- Good Clinical Practice (GCP)
- Good Laboratory Practice (GLP)
- Good Manufacturing Practice (GMP)
- Good Distribution Practice (GDP)
- Good Pharmacovigilance Practice (GVP)
- Requirements for the development of combination products

For further information and specific policies, kindly see our Code of Business Conduct & Ethics.

Access & Affordability

At Ascendis Pharma, we are dedicated to accelerating the availability of our innovative medicines to patients. To this end, over the course of 2024 we have expanded our resources to better accommodate physicians' requests to have Yorvipath made available before launch approval by the competent authorities in the respective countries. We aim to help facilitate removal of access-related obstacles that could act as barriers for patients and their healthcare providers, where possible.

Expanded Access Program

Since the initiation of the Expanded Access Program (EAP) for TransCon PTH investigational therapy in 2022, we have accepted over 60 participating sites across the United States. This robust network was dedicated to addressing the unmet needs of patients with hypoparathyroidism, providing them with access to potentially life-changing treatment. In collaboration with the respective health authorities and trial investigators, this program ensured that patients who have participated in our TransCon PTH clinical trial programs could continue treatment while we awaited reimbursement in the respective countries.

With Yorvipath available in the U.S. since December, the program is now closed. Our commitment to this program underscores our relentless pursuit of innovative solutions for rare diseases and our unwavering support for the patients who rely on us.

Name Patient Program

As per regulatory approvals of Yorvipath, physicians across the world have expressed great interest in having specific identified patients immediately treated. In these programs it is the physicians who drive the process to ensure access for their patients together with their respective healthcare systems. We have established the logistics to accommodate those requests where possible.

Ascendis Signature Access Program™

In the end of 2024, we added Yorvipath to our portfolio of supported products in the United States. This milestone reflects our unwavering dedication to expanding patient access and delivering innovative solutions to meet the needs of patients and healthcare providers.

We have diligently augmented our resources to prepare for the seamless introduction of new products to the market in the United States and to other countries. Simultaneously, we have redoubled our efforts to reduce access-related obstacles that continue to challenge both patients and healthcare providers.

Patient & Caregiver Engagement

Our commitment to improving lives starts with truly understanding the journeys of patients, their families and caregivers. Their lived experiences provide invaluable insights that shape how we develop, deliver and support innovative healthcare solutions. To better connect with these communities, we engage with patient advocacy groups, convene advisory panels and conduct detailed research so that their voices are reflected in our work to achieve our mission of developing new and potentially best-in-class therapies that address unmet medical needs.

In 2024, we focused further on fostering meaningful relationships with advocacy organizations by not only listening to their needs but also supporting them to amplify their impact. By cultivating partnerships and enabling collaboration across stakeholder groups, we seek to address common challenges and advance patient-centered initiatives.

As we continue to launch our commercial products in select European countries, we are prioritizing the needs of under-served communities. These efforts are guided by a commitment to ethical collaboration,

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transparency and respect for regulatory and industry standards. Every interaction with patient organizations is grounded in a spirit of partnership, aimed at driving real-world outcomes and creating lasting value for the communities we serve.

Looking ahead, we are dedicated to deepening our understanding of patient needs and finding innovative ways to bridge gaps in care. By staying aligned with our core values of trust, integrity and collaboration, we will continue to evolve our approach to making a meaningful difference in healthcare.

Patient Support Program

Ascendis Pharma has introduced a Patient Support Program (PSP) in Germany and Austria to address medication adherence challenges and support optimal treatment outcomes. This program was created in response to observed difficulties patients face in consistently following prescribed medication routines, particularly at the onset of a new treatment.

Research highlights that overcoming practical barriers is a key factor in adherence, especially in injectable therapies where the complexity of administration can be a significant hurdle for some patients. Our goal is to increase the perceived ease and convenience of using our treatments to improve adherence and treatment experience.

The PSP provides patients with guidance on effectively and safely using our treatments, covering everything from preparation to correct injection techniques. It facilitates the accurate conduct of the titration phase and provides continuous support throughout the treatment journey. The program offers detailed guidance on the effective and safe use of our treatments, covering all aspects from preparation to correct usage techniques. Central to this support are live training sessions, which utilize demonstration devices and are supplemented by visual aids such as Instructions for Use, Quick Reference Guides and training videos.

We are furthermore in the process of establishing compliant PSP in other direct markets to the benefit of the patients. Through such programs, Ascendis Pharma aims to empower patients and caregivers to overcome practical barriers, enhancing adherence to prescribed treatments for better health outcomes and quality of life.

Patient Registry

In 2023, Ascendis Pharma initiated recruitment for a non-interventional observational patient registry, SkybriGHt, recruiting via treating physicians pediatric patients that have been prescribed Skytrofa. The purpose of the registry is to advance the understanding of Skytrofa in a diverse and larger real-world population.

Recruitment of patients to the registry will continue for up to five years from initiation.

Follow-up on enrolled patients will continue for up to an additional five years from the last participating patient enrollment. Over the 10-year period, we expect that the data collected will increase the understanding of longer-term benefits/risks, potentially contribute to clinical guidelines and provide value to multiple stakeholders.

This year, Ascendis Pharma began support for the INSIGHTS-GHT patient registry, a prospective observational study, and the first cross-product registry study on growth hormone therapy worldwide collecting long-term data. It records extensive experience of everyday treatment with long-acting growth hormones, in which experience with products such as Skytrofa is also being gathered. The aim is to learn more about the use of somatropin preparations in routine clinical practice and to collect data on long-term efficacy and safety, including patient-relevant outcomes such as quality of life.

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2024 and 2025 Sustainability and P|ESG Reporting Ambitions

2024 Ambitions	Status	Progress in 2024
Conduct a double materiality assessment to identify key patient priorities within the scope of our Sustainability & P|ESG Reporting framework.	Ongoing	We conducted a pilot Double Materiality Assessment (DMA) and continued improving our methodology.
Launch in Germany and Austria of a Patient Support Program for chronic hypoparathyroidism patients to significantly improve patient support and treatment outcomes.	Achieved	Launched the Patient Support Program in Germany and Austria for patients under Yorvipath treatment simultaneous to market launch.
Launch an Ascendis Pharma umbrella brand overarching our patient-centric initiatives to reflect our values and commitment and emphasize our dedication to prioritizing patients and their well-being at the heart of our efforts.	Achieved	Launched the "Ascendis Care" umbrella brand in Germany for all our patient-centric initiatives, including support materials for patients.
Build the reputation of Ascendis Pharma as a rare disease industry leader by identifying patient-centric, multi-stakeholder-inclusive priorities.	Achieved	Supported Patient Listening Program, maintained Expanded Access Program with support from patient organizations to ensure access to qualifying patients, developed diseases state awareness campaign and provided financial support to patient organizations.
Advance initiatives within the advocacy environment by listening, learning and leveraging insights to uplift rare disease communities.	Achieved	Conducted a Patient Journey workshop in Germany, initiated compliant engagements with patient organizations and strengthened relationships with existing advocacy groups.

2025 Ambitions

Review the material impacts, risks and opportunities related to our patients as part of our 2025 DMA.

Monitor the regulatory landscape and seek input from industry peers and patient advocacy groups on the developing field of population diversity in clinical trials with specific focus on rare diseases, including oncology.

Establish access pathways to our entire endocrinology portfolio across the world to all patients in need.

Add innovative technology based on TransCon to the HCPs' armamentarium, establishing it as the gold standard of care for treating rare endocrine diseases.

Champion ethical, meaningful and evidence-driven scientific exchange with HCPs, anchored in our deep knowledge of medical science, to improve outcomes in individuals with rare diseases.

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Introduction Environmental P|ESG Approach Progress Ambitions 18

At Ascendis Pharma, we recognize the Climate Impact importance of understanding and managing Our commitment to climate responsibility spans our environmental impact. While we do not across all our operations and the spaces we own manufacturing sites, we collaborate closely occupy. Our office and laboratory spaces, which with Contract Development and Manufacturing Introduction are located in leased facilities, are central to our Organizations (CDMOs), logistics providers and sustainability initiatives. Over the past year, we third-party partners to align with environmental have collected our Scope 1 and 2 emissions data, principles and comply with applicable laws, enabling us to better assess our climate impact. industry standards and internal guidelines. Although we do not own or directly manage While we continue to assess our environmental manufacturing sites, we are diligent in footprint, we are working to better understand measuring our impact. We partner with Contract our impacts in order to identify potential P|ESG Development and Manufacturing Organizations opportunities for future improvements. This Approach (CDMOs), suppliers and third-party entities to approach extends to our research partnerships achieve our objectives. with Contract Research Organizations (CROs) and our broader supply chain. We encourage our In 2024, we continued our efforts to collect partners and suppliers to demonstrate a shared greenhouse gas emissions data from our largest commitment to environmental responsibility. CMOs and logistics providers. This project targets the upstream and downstream value chain of As we grow, we strive to explore opportunities commercially approved products, as we work Progress for greater environmental responsibility across towards disclosing applicable Scope 3 emissions. our supply chain and business activities, while adhering to applicable regulatory standards. Our ongoing efforts in climate responsibility focus on improving data robustness and strengthening This year's Environmental chapter includes our commitment to regulatory compliance. insights on: • Climate Impact Ambitions • Suppliers & Business Partners For more details, please refer to our full Environmental Policy in our Code of Business Conduct & Ethics. 19

Energy	Unit	2024
Energy Consumption Total energy consumption	MWh	5,780

Scope 1 and 2 GHG Emissions	Unit	2024
Scope 1 Gross Scope 1 GHG emissions	tCO_2e	62
Scope 2 Gross location-based Scope 2 GHG emissions Gross market-based Scope 2 GHG emissions	tCO_2e tCO_2e	1,047 672
Total Scope 1 and 2 Total Scope 1 and 2 emissions (location-based) Total Scope 1 and 2 emissions (market-based)	tCO_2e tCO_2e	1,110 734

Accounting principles

Energy Consumption
Energy consumption for our operations is measured based on the usage of electricity, heat, cooling and fuel, with data derived from meter readings and invoices. For new office spaces with leases starting in 2024, we estimated energy consumption by extrapolating the energy usage per square meter from our Danish office sites, assuming similar usage patterns. For some German office sites, where heating and cooling consumption data was limited, we applied a similar extrapolation method based on the usage patterns of our German office sites with complete data.

Scope 1
Scope 1 emissions comprise direct CO_2e emissions from sources that are controlled by Ascendis Pharma.

Scope 2
Scope 2 emissions comprise CO_2e emissions from purchased electricity, heat and cooling calculated using both the "Market-based" and "Location-based" methods from the GHG Protocol.

Total Scope 1 and 2
The sum of our CO_2e emissions for Scope 1 and 2, calculated using both the "Market-based" and the "Location-based" methods.

Total Energy Consumption
The sum of our total energy consumption for Scope 1 and 2 across operations.

Suppliers

Contract Manufacturing Organizations (CMOs) and logistics providers are vital to our business model, as we outsource all product manufacturing activities. We expect our suppliers to meet the same standards we set for ourselves, operating with integrity and adhering to all applicable laws, regulations and the principles outlined in the Ascendis Pharma Code of Business Conduct & Ethics.

We have completed the second round of supplier questionnaires. Initially, we launched these questionnaires to gather information from our suppliers. This effort was aimed at enhancing our understanding of their practices and their impact on the environment. The insights gained from these questionnaires have been invaluable and will serve as the foundation for more extensive assessments in the coming years. The second round has allowed us to delve deeper into specific areas, fostering a more comprehensive evaluation of our suppliers' sustainability practices in alignment with CSRD reporting requirements.

As we assess potential suppliers, we consider a range of factors, including their approach to ESG. Our key focus remains on deepening our understanding of the environmental impacts, risks and opportunities in our commercial supply chain, particularly regarding climate, water, waste and resource management.

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2024 and 2025 Sustainability and P|ESG Reporting Ambitions 2024 Ambitions Status Progress in 2024 2025 Ambitions Validate and report on our Scope 1 & 2 We have successfully reported on our Scope Achieved greenhouse gas emissions data. 1 & 2 emissions data. Introduction Expand the collection of greenhouse gas emissions data throughout our upstream We continue our efforts to collect and downstream commercial value chain Not greenhouse gas emissions data from our and report on 2023 Scope 3 greenhouse achieved Skytrofa supply chain, as we work towards Review the material gas emissions for our commercial supply disclosing Scope 3 emissions as required. environmental impacts, risks chains. and opportunities within our operations and commercial Conduct a double materiality assessment to We conducted a pilot Double Materiality supply chains as part of our P|ESG Approach identify key environmental priorities within Ongoing Assessment (DMA) and continued 2025 DMA. our operations. improving our methodology. As part of our pilot Double Materiality Identify key environmental impacts, risks In Assessment (DMA), we have identified and opportunities in our commercial supply progress environmental impacts and risks in our chains. commercial supply chains. Progress Ambitions 21

Introduction Social P|ESG Approach Progress Ambitions 22

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In 2024, we recruited and onboarded more than 300 new employees worldwide, reflecting another year of substantial growth at Ascendis Pharma. In connection with the divestment of our ophthalmology pipeline, 30 employees left Ascendis Pharma to join Eyconis. As a result of our expansion, we now have more than 1,000 highly skilled and dedicated employees working together across functions and locations to advance our mission.

Driven by science, we are focused on developing, innovating and refining products and processes that make a meaningful difference in patients' lives. Our employees are central to achieving our goals, and we prioritize attracting, onboarding and retaining the right talent to support our ambitions.

We are also committed to conducting our business with respect for all individuals connected to Ascendis Pharma, including those throughout our value chain. We expect our suppliers and business partners to uphold the same standards outlined in our Respecting People Policy.

In this year's report, the Social chapter encompasses the following topics:

- Employee Engagement & Development
- Health & Safety
- Corporate Diversity, Equity & Inclusion
- People in our Value Chain
- Human Rights

For further information and specific policies, kindly see our Code of Business Conduct & Ethics.

Employee Engagement & Development

With a diverse team of ambitious talents, our company culture remains dynamic and fast-paced. This year, we continued to enhance our global recruitment process to emphasize not only professional skills but also team dynamics and cultural alignment, reinforcing our efforts to attract and retain top talent.

In line with our Leadership Principles, Ascendis Pharma prioritizes building leadership capabilities across all organizational levels, recognizing this as key to creating a motivated and engaged workforce. To drive this, we continuously conduct dedicated leadership training for our leaders across the organization, and we continue to implement our "Let's Talk" framework, which promotes quarterly, in-depth conversations between managers and employees on critical topics such as Impact, Growth, Well-Being, and Collaboration—all of which we view as essential to employee development and retention. Furthermore, we have introduced "Ascendis Employeeship", a training initiative designed to support employees in taking ownership of their work situation and enhancing collaboration to increase impact across the organization. With this initiative, we aim to provide all our people with an opportunity to develop themselves - and, in turn, Ascendis Pharma.

We invite Ascendis Pharma employees to share their feedback through various surveys, including onboarding and offboarding surveys, as well as targeted pulse surveys on topics like remote work satisfaction.

We also believe that maintaining and attracting an engaged workforce rests on our ability to be an attractive and fair employer. This year, we began a project emphasizing pay equity across the organization to assess and act upon any potential instances of pay inequity. Our initial analysis is promising, indicating little to no systemic variation in our pay policies towards our female and male employees. This is only the beginning, however, as we continue our investigation and efforts in the coming year to promote a clear, objective and transparent pay approach.

Lastly, at the discretion of our Board of Directors and upon management's recommendation, employees are eligible to participate in our short-term and long-term incentive programs.

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Corporate Diversity, Equity & Inclusion

We are committed to building an inclusive workplace where every individual can thrive and contribute fully. Diversity, equity and inclusion are fundamental principles within our organization, woven into our culture, policies and daily practices.

Ascendis Pharma is committed to providing equal opportunities and fair treatment for all individuals based strictly on their merits, free from any discrimination based on race, color, religion, national origin, gender identity or expression, including pregnancy, sexual orientation, age, disability, veteran status, or any other characteristic protected by law.

Focus on diversity is embedded in processes, including recruiting, people development, leadership development and succession planning in compliance with applicable guidelines. Reflecting this commitment, we hold a policy regarding our Board of Directors, emphasizing the importance of the best qualifications to drive our business. The overall gender diversity in leadership positions at Ascendis Pharma meets the Danish gender diversity requirements. When defining equal representation, Ascendis Pharma strives for an equal representation of gender, with an acceptable range of 40/60 split to either gender in compliance with the guidelines issued by the Danish Business Authority. The distribution is monitored continuously with a formal biannual evaluation, so that new initiatives can be discussed and initiated if necessary to ensure compliance. As a result of these, we currently maintain equal gender representation not only at the Board of Directors level but also across all management levels within our organization.

Aligned with our commitment to being an attractive and fair employer, our reward philosophy focuses on offering a competitive and equitable compensation structure. Compensation decisions are guided by role evaluations, individual qualifications, experience, and performance assessments, promoting fair recognition and rewards for our employees.

Corporate Diversity, Equal Opportunity and Non-Discrimination Policy

At Ascendis Pharma, we respect and foster corporate diversity and inclusion and we take pride in being an equal opportunity workplace. We believe that corporate diversity and inclusion among our workforce is critical to our success as a global company.

We are committed to providing equal opportunity and fair treatment to all individuals on the basis of merit without discrimination due to race, color, religion, national origin, gender, sexual orientation, age, disability or other characteristic protected by law.

We also prohibit harassment based on these characteristics in any form, whether physical or verbal and whether committed by supervisors, non-supervisory personnel, or non-employees. Harassment may include, but is not limited to, offensive sexual flirtations, unwanted sexual advances or propositions, verbal abuse, sexually or racially degrading words, or the display in the workplace of sexually suggestive or racially degrading objects or pictures.

Making Ascendis Pharma a pleasant and rewarding place to work, free from any type of discrimination or harassment, is fundamental.

Variations may apply to ensure compliance with local legislation.

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Health and Safety

At Ascendis Pharma, we prioritize conducting business in a way that protects the health, safety, and well-being of our employees, fully adhering to all relevant health and safety laws and regulations.

Health and safety considerations are a key part of our daily operations, and we regularly incorporate feedback from both our employees and external stakeholders to keep our work environment safe and compliant.

Our local Danish Environment, Health & Safety organization (Arbejdsmiljøorganisation) oversees efforts to maintain and improve workplace safety. Comprised of a Health & Safety Committee and a Health & Safety Group, this team actively monitors our processes and makes adjustments as needed to uphold a safe and healthy workplace.

In other countries where we operate, we take relevant steps to comply with applicable national and local health and safety requirements, aligning our practices with regional regulations to protect our employees globally.

Headcount	2021	2022	2023	2024
Selling, General and Administration*	236	305	354	492
R&D, Commercial Manufacturing	403	492	525	525
Total**	639	797	879	1,017

*Selling, General and Administration includes business and corporate development and commercial activities.
**All permanent employees, including part-time and excluding temporary employees and student assistants.

Gender distribution	Unit (%)	2021	2022	2023	2024
Board of Directors	Men/ Women	67/33	57/43	60/40	60/40
Executive Management	Men/ Women	67/33	60/40	50/50	56/44
Senior Management	Men/ Women	68/32	61/39	59/41	63/37

Executive Management and Senior Management correspond to "Other Management Levels" as defined by Section 99b.

Employee turnover	2023	2024
Employee turnover ratio	10.9%	14%

Work-related accidents	2022	2023	2024
Accidents* (total)	20	26	12
Accidents resulting in sick-leave/absence	0	1	2
Accidents resulting in loss of life	0	0	0

*An undesired registered event or exposure that gives rise to personal injury. Registered accident data covers permanent, part-time and temporary staff whilst on duty for Ascendis Pharma.

The metrics showcased on this page pertain to Group Level data.

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People in our Value Chain

As outlined in the Environmental chapter, our business relies on a network of suppliers responsible for manufacturing our products. We expect these suppliers to adhere to applicable laws, regulations and principles of integrity in their operations.

We aim to enhance our understanding of the social impacts, risks and opportunities within our commercial supply chain. By doing so, we foster alignment with our broader commitment to ethical practices and uphold high standards in our collaborations.

Our focus is on maintaining strong, transparent relationships with suppliers and identifying areas where improvements can align with our values, such as compliance with human rights laws, workplace safety regulations and responsible business practices. This approach reflects our dedication to building a supply chain that supports ethical and compliant operations.

Human Rights

Our commitment to human rights is grounded in internationally recognized standards, including the Universal Declaration of Human Rights (UNDHR), the International Covenant on Civil and Political Rights (ICCPR) and its second optional protocol, and the International Covenant on Economic, Social, and Cultural Rights (ICESCR).

Furthermore, we align our commitment with the fundamental conventions of the International Labor Organization (ILO). These conventions are crucial for protecting the rights of workers and are integral components of our human rights approach.

Guided by the UN Guiding Principles, we integrate human rights considerations into our third-party compliance approach. Our objective is to ensure that our partners and suppliers uphold applicable human rights standards and principles.

Our Respecting People Policy, including our comprehensive Human Rights Policy, can be accessed in our Code of Business Conduct & Ethics. This policy reaffirms our commitment to human rights and serves as a key resource for our workforce and all those engaged with our organization.

Human Rights and Labor Rights Policy

At Ascendis Pharma, we respect human rights as well as labor rights, and we expect the same from our suppliers and business partners. We work proactively for a positive and inclusive work environment that respects the individual and is free from any form of discrimination or harassment. In addition, we unequivocally oppose any form of trafficking in human beings, compulsory labor and child labor. Respecting each employee's integrity and always treating everyone with respect are key.

We set high standards on performance management, compensation, rewards and development. Our corporate culture is characterized by our passion and commitment to help people grow.

We respect the freedom of association and the effective recognition of the right to collective bargaining, applicable laws regarding wages, benefits and working hours as well as the promotion of the fair treatment of Ascendis Pharma employees as well as those in our value chain.

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2024 and 2025 Sustainability and P|ESG Reporting Ambitions

2024 Ambitions	Status	Progress in 2024	2025 Ambitions
Attraction, onboarding and retention of talent to ensure we have the right people to deliver on our ambitions.	Ongoing	Continued to enhance our global recruitment process to prioritize not only professional competencies but also team and culture fit. Furthermore, we continue to implement a structured process for dialogue between employees and managers called "Let's Talk" which focuses on Impact, Collaboration, Growth and Well-Being.	Review the material social impacts, risks and opportunities within our operations and commercial supply chains as part of our 2025 DMA. Attraction, onboarding and retention of talent to ensure we have the right people to deliver on our ambitions. Continuous focus on leadership and employeeship development to enable the development, performance and well-being of our people. Investigation of our pay policies, emphasizing pay equity across the organization and taking actionable steps towards ensuring a clear, objective and transparent pay approach.
Continuous focus on leadership and employeeship development to enable the development, performance and well-being of our people.	Ongoing	Leadership development is a continued focus area in Ascendis Pharma which we believe is critical to ensuring a motivated and engaged workforce. We provide dedicated training to newly hired or promoted managers. We also conduct continuous leadership training sessions across the organization and ensure access to dedicated leadership resources for all people leaders to support them in their leadership role. "Ascendis Employeeship" sessions were also conducted throughout the year focused on ownership and collaboration, emphasizing individual self-development and team performance.	
Conduct a double materiality assessment to identify key social priorities within our operations.	Ongoing	We conducted a pilot Double Materiality Assessment (DMA) and continued improving our methodology.	
Identify key social risks in our commercial supply chains.	Achieved	As part of our pilot Double Materiality Assessment (DMA) we have identified social impacts and risks in our commercial supply chains.	
Establish and formalize criteria for categorizing the risk level of our CDMOs and conduct due diligence on high-risk CDMOs using self-assessment questionnaires and resources from the PSCI.	In progress	We have assessed risks in our supply chain and continue to collect information from our CMOs in order to better understand their risk level.	

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Introduction Governance P|ESG Approach Progress Ambitions 28

At Ascendis Pharma, we are committed to conducting our business in line with high ethical standards and in accordance with applicable laws, and Business Conduct & Ethics plays a central role in our Sustainability & P|ESG Reporting framework.

Acting with integrity in everything we do is paramount to our license to operate as a biopharmaceutical company and is one of the enablers of our success.

In this year's report, the Governance chapter encompasses our commitment to integrity, covering the following topics:

- Business Conduct & Ethics
- Anti-Bribery & -Corruption
- Responsible Marketing
- Data Governance
- Animal welfare

All specific compliance and ethics policies as well as detailed governance descriptions can be found in our Code of Business Conduct & Ethics.

Business Conduct & Ethics

The Code of Business Conduct & Ethics outlines our global compliance framework and policies across our entire value chain. It translates our values into actionable guidelines, ensuring consistent adherence to high standards of business ethics worldwide.

Employees are required to comply with the Code of Business Conduct & Ethics and its associated policies and procedures. Any identified or potential breaches are subject to thorough review and investigation, followed by appropriate corrective measures. Consequences for employees can range from additional training to disciplinary actions, including written warnings and, if necessary, termination of employment.

Business partners are required to comply with the principles of the Code of Business Conduct & Ethics. Any identified or potential breaches are subject to thorough review and investigation. Violations by business partners may result in contract termination and legal actions, as permitted by applicable laws.

In 2024, the Code of Business Conduct & Ethics was reviewed, updated and approved by the Board of Directors, reflecting our ongoing commitment to ethical business practices.

The Ascendis Pharma Compliance Program

The Compliance Program underpins our dedication to maintaining high ethical standards and ensuring adherence to applicable laws and regulations. This Program includes our Code of Business Conduct & Ethics, the development and execution of policies and procedures, proactive risk identification and mitigation, and comprehensive training initiatives on various compliance topics.

The Compliance Program sets out the minimum requirements throughout the entire Ascendis Pharma organization. Each affiliate is in the process of establishing compliance policies and procedures aligned with these global minimum requirements while incorporating local-specific requirements.

Oversight of the Compliance Program is led by the Ethics & Compliance Committee, consisting of Senior Management representatives, including our CEO. In 2024, the Committee held quarterly meetings to review the general status of the Compliance Program and to approve proposals aimed at supporting its continuous improvement.

Effective and Tailored Compliance Training

Education, training and re-training are vital to cultivating a strong compliance culture. Employees are required to complete various compliance training programs tailored to their roles, addressing specific topics and associated risks to ensure relevance and effectiveness.

In 2024, employees, including new hires, completed mandatory training in our Code of Business Conduct & Ethics. The training involved an e-learning and an assessment requiring a 100% passing score. For existing employees, this served as a refresher, while for new employees, it was part of their onboarding process. The overall completion rate for this training was 99%, with the remaining 1% attributed to employees on leave or other extenuating circumstances.

In 2025, we will continue enhancing global and affiliate-specific policies and training to support employees in making ethical decisions that align with applicable laws, regulations and industry standards.

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Speak Up Policy & Whistleblower Hotline

At Ascendis Pharma, we actively encourage and expect our employees to voice concerns about unethical behavior or potential and actual misconduct related to the Code of Business Conduct & Ethics, as well as associated policies and procedures.

We recognize that reporting misconduct to a direct manager may not always feel comfortable, despite our commitment to fostering open and transparent communication. In such instances, employees are encouraged to reach out confidentially to HR or Compliance. Additionally, we provide a Whistleblower Hotline, which allows for anonymous reporting of concerns. The hotline is accessible to anyone who suspects or has knowledge of a potential or actual violation of our Code of Business Conduct & Ethics, applicable laws, regulations, or internal policies.

Whistleblower Hotline Reports


2024
0
2023
0
2022
1
2021
2

Our policy strictly prohibits retaliation against any employee who, in good faith, seeks assistance or reports suspected misconduct.

To uphold our commitment to transparency and accountability, we share key insights into the outcomes of the Speak Up Policy and Whistleblower Hotline over the past four years. These figures underscore our dedication to creating a safe environment where employees can confidently raise concerns without fear of retribution.

Our Whistleblower Hotline can be accessed 24/7 through our website.

Third-Party Compliance

At Ascendis Pharma, our dedication to responsible business conduct extends to our partnerships. We expect all partners to uphold the same ethical standards that guide our own operations. To this end, we perform relevant due diligence on our sales and distribution partners to ensure compliance with our ethical and legal expectations.

Whistleblower Hotline Policy

The Whistleblower Hotline offers employees and externals, e.g., former or potential employees, members of the Board of Directors, consultants and third parties, the possibility to report concerns through a safe channel. In the system you can communicate directly with the investigation team, and it is possible to be anonymous.

The Whistleblower Hotline is available 24/7, and serious concerns can be filed as a written report via a secure web form or alternatively via a call through the secure hotline.

No retaliation of good faith reporters.

Ascendis Pharma does not accept retaliation against employees who, in good faith, seek help or report concerns or violations. Any reprisal or retaliation against reporters will be subject to disciplinary action, including potential termination of employment.

We will protect your confidentiality in alignment with applicable laws. If an employee knowingly makes false reports, this is considered a very serious offense and can warrant disciplinary actions.

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Anti-Corruption & -Bribery Policy

The Ascendis Pharma Anti-Corruption & -Bribery Policy prohibits all forms of corruption, bribery and kickbacks, whether they involve a government official or a person or company within the private sector, or they are carried out directly or indirectly through a third party. Under this policy, employees are strictly forbidden from offering, paying or authorizing payments to influence the actions of government officials or healthcare professionals, seek preferential treatment or express gratitude for favorable actions. Similarly, employees cannot solicit or accept any form of payment or valuable item intended to sway their responsibilities or express gratitude for acting in a way that improperly benefited that person.

Indirect payments made through third parties that would otherwise be impermissible if made directly by Ascendis Pharma are also strictly prohibited.

This policy underscores our commitment to transparency, integrity and adherence to ethical standards and legal requirements in all interactions. For more details, please refer to the Anti-Corruption & -Bribery Policy in our Code of Business Conduct & Ethics.

Anti-Corruption & -Bribery

As part of the Ascendis Pharma Compliance Program, all employees undergo annual training in the Anti-Corruption & Bribery Policy, which outlines the expected behavior as representatives of the company. Due to the nature of our business, we have not identified high actual risks in relation to corruption and bribery. However employees with the potential of exposure to corruption and bribery risks, such as field personnel, receive specialized training tailored to their specific challenges.

To address and monitor potential incidents, the Whistleblower Hotline is available for anonymous reporting of corruption or bribery concerns. In 2024, no incidents were reported.

Looking ahead to 2025, we will continue to refine our policies and training programs to ensure alignment with our risk profile as well as the latest requirements across relevant markets.

Responsible Marketing

Promotional Review & Compliance

Responsible marketing is a cornerstone of the operations of Ascendis Pharma, and it is therefore important that all information disseminated about products with marketing authorization complies with stringent regulatory standards and ethical practices at all times.

Our marketing activities are conducted in alignment with applicable laws, regulations, and internal guidelines. To support this, we have established processes for reviewing external medical and promotional materials prior to their use. In 2024, these processes were updated to align with the evolving global and direct market structure and product reach of Ascendis Pharma.

Our ongoing commitment supports our marketing activities to deliver up-to-date, equitable, precise, impartial and comprehensive information about our products, fostering trust and transparency across all markets.

Transparent Interactions

Collaborating with healthcare professionals, healthcare organizations and patients is a fundamental aspect of our mission to develop innovative technologies and products that benefit patients worldwide.

At Ascendis Pharma, our interactions with these stakeholders are always guided by legitimate purposes and conducted in full compliance with the applicable regulations governing the Ascendis Pharma entity, the participants and the location of the interaction.

We are deeply committed to transparency in all our interactions, and we report transfers of value provided to healthcare professionals, healthcare organizations and patient organizations in accordance with legal and regulatory requirements.

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Data Ethics Policy Data Privacy Data Governance With the evolving landscape of data privacy laws Data Ethics We recognize the fact that our utilization of data, and regulations worldwide, we remain committed whether it is personal or non-personal, can As an innovative biopharma company focused to respecting and protecting personal data across introduce potential risks to individuals that fall on patients and science, data is central to our Introduction all areas of our business. As such we continue beyond the scope of existing laws. To mitigate mission to make meaningful improvements in to operate in strict adherence to these laws and these risks, we apply our key data ethical patients' lives. We are committed to handling regulations, while further enhancing our data principles: data ethically, respecting individuals' rights, privacy practices. and upholding societal values while ensuring • We ensure that the economic benefits of our compliance with relevant laws, regulations and work with data do not outbalance ethical Our comprehensive data privacy policies and guidelines. considerations. procedures mandate that both our employees and our business partners adhere to these strict • We only gather, process and retain data With recent advances in artificial intelligence, P|ESG standards. We support the security, accuracy as long as we have a legitimate business we are taking steps to integrate responsible Approach purpose. and transparency of personal data processing AI principles into our data governance. We by establishing clear protocols for collection, • We make sure that data is kept secure and are actively developing an AI framework that storage, use, transfer and disposal. shared in a way where individuals' rights are promotes transparent, ethical and safe use of AI protected. systems in alignment with our commitment to For any third-party data processing, we undertake data ethics. • We only use secure systems and processes thorough assessments to confirm that our when sharing or obtaining data from third business partners are equally committed to parties. Our long-term commitment is to continually safeguarding personal data. We implement Progress enhance our data ethics and AI awareness • We are transparent when we engage with data processing agreements as well as data programs, ensuring employees and partners those who have a legitimate stake in the transfer agreements (if relevant) to enforce data understand our standards when gathering, data we process, and we will inform and, protection, as well as regular monitoring to verify processing and managing data. We stress quality, where relevant, obtain consent from any compliance. integrity, transparency and security in data persons or legal entities. handling. Additionally, our data ethics standards • To the extent we leverage technologies like extend to third parties who work with data on our AI, we do this in a responsible manner. behalf. Ambitions See our full Data Ethics Policy in our Code of Business Conduct & Ethics. 32

Animal Welfare

Animal studies are required by regulatory authorities and play an important role in the development of new pharmaceuticals. The Ascendis Pharma Internal Committee for Animal Welfare reinforces our continued commitment to apply the best possible welfare for animals used in the development of safe and effective human treatments. Our principles reflect the 3R framework: Replacement, Reduction and Refinement. We emphasize the conduct of only necessary and scientifically sound animal studies, minimizing the use of animals in our research whenever possible.

All non-clinical studies conducted by Ascendis Pharma are performed at external Contract Research Organizations (CROs). These CROs are audited regularly for compliance with our high standards for animal welfare in the housing and care of experimental animals. In addition, all animal study protocols are reviewed by the internal Committee for Animal Welfare ahead of signing to ensure consistent focus on animal welfare in the conduct of studies.

To address animal welfare at suppliers of animal-derived biological matrices to Ascendis Pharma studies, comprehensive questionnaire-based audits were conducted in 2024. The purpose was to identify suppliers that adhere to the same high standards of housing and care of animals as our approved CROs do, A vendor short-list of approved suppliers has been generated.

Ascendis Pharma further displayed the commitment to animal welfare by signing the "Marseille Declaration on the worldwide implementation of high standards for animals housed and used internally and externally by the industry for scientific purposes". This declaration is a joint commitment statement by the signatories to prioritize and request high animal welfare standards from CROs and suppliers. Furthermore, it is a collaboration to improve animal welfare and health globally.

With the aim of increasing the company-wide awareness of the work of the Committee, the 3R principles and animal welfare initiatives in 2024, our Internal Committee for Animal Welfare published articles on the company intranet, prepared training material to be included in the onboarding of employees and hosted an internal knowledge-sharing session with focus on animal welfare initiatives within the company.



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2024 and 2025 Sustainability and P|ESG Reporting Ambitions

2024 Ambitions	Status	Progress in 2024
Continuous enhancement of our current third-party compliance approach as well as further development of the due diligence process for high-risk business partners.	In progress	Carried out due diligence on sales and distribution partners.
Conduct a double materiality assessment, which will include KPIs to track in relation to our governance performance and identify key P|ESG priorities.	Ongoing	We conducted a pilot Double Materiality Assessment (DMA) and continued improving our methodology.
Ensure local implementation in new markets of our Global Compliance Framework.	Ongoing	Various policies and procedures have been implemented to support future launches.
Expand animal welfare audits to include suppliers of biological materials to ensure that they comply with the Ascendis Pharma global animal welfare standards.	Achieved	Relevant suppliers of biological matrices were identified across the organization and audited based on a detailed animal welfare questionnaire developed for this purpose.
Establish an approved supplier list for animal matrices used in-house and at external contract laboratories.	Achieved	Successfully established an approved supplier list for animal matrices used in-house and at external contract laboratories.
Increase internal awareness and knowledge of Novel Approach Methodologies (NAMs) such as in silico, in vitro and ex vivo approaches.	Achieved	Employees across the organization participated in external and internal meetings and conferences to increase knowledge of NAMs and subsequently initiated processes to identify relevant in silico, in vitro and ex vivo methods for implementation.

2025 Ambitions

Further strengthen our Global Compliance Framework.

Review our material governance impacts, risks and opportunities as part of our 2025 DMA.

Further strengthen our compliance frameworks in our EU direct markets to prepare for future launches.

Generate an audit plan of vendors for biological matrices and initiate the conduct of on-site audits of these vendors.

Implement use of approved vendor list for biological matrices across organization and at external vendors.

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2025 Sustainability & P|ESG Ambitions In 2025, we will further align our Sustainability & P|ESG framework to upcoming regulations by completing our Double Materiality Assessment to identify P|ESG impacts, risks and opportunities in our operations and value chain, and integrating our Sustainability Statement in our Annual Report. Introduction Patients Environmental • Monitor the regulatory • Review the material environmental impacts, risks and opportunities within our commercial landscape and seek input from supply chains, as part of our 2025 DMA. industry peers and patient advocacy groups on the developing field of population P|ESG Social Approach diversity in clinical trials with specific focus on rare diseases, • Attraction, onboarding and retention of talent to ensure we have the right people to deliver on including oncology. our ambitions. • Establish access pathways • Continuous focus on leadership and employeeship development to enable the development, to our entire endocrinology performance and well-being of our people. portfolio across the world to all patients in need. • Investigation of our pay policies, emphasizing pay equity across the organization and taking Progress actionable steps towards ensuring a clear, objective and transparent pay approach. • Add innovative technology based on TransCon to the HCPs' armamentarium, Governance establishing it as the gold standard of care for treating rare endocrine diseases. • Further strengthen our Compliance Program. • Champion ethical, meaningful • Further strengthen our compliance frameworks in our EU direct markets to prepare for future and evidence-driven scientific launches. Ambitions exchange with HCPs, anchored • Generate an audit plan of vendors for biological matrices and initiate the conduct of on-site in our deep knowledge of audits of these vendors. medical science, to improve outcomes in individuals with • Implement use of approved vendor list for biological matrices across organization and at rare diseases. external vendors. 35

This report may contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, ob- jectives and expectations for our business operations and financial performance and condition, including with relation to our sustainability efforts. Any state- Introduction ments contained herein that are not statements of historical facts may be deemed to be forward-look- ing statements. In some cases, you can identify forward-looking statements by terminology such as aim , believe , continue , commit , dedicate , ensure , could , due , estimate , expect , goal , may , objective , plan , potential , positioned , seek , should , target , will , would and other P|ESG similar expressions that are predictions or indicate Approach future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include our plans for 2023 and onwards with respect to our Sustainability and P|ESG strategy and ambitions. These forward-look- ing statements are based on senior management's current expectations, estimates, forecasts and projec- tions about our business and the industry in which Progress we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate, perhaps materially so. The for- ward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking Ambitions statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events. 36

Ascendis® Ascendis Pharma A/S (Company Reg. No. 29918791) Tuborg Boulevard 12 2900 Hellerup Denmark Tel: +45 70 22 22 44 Ascendis, Ascendis Pharma, Ascendis Pharma logo, the company logo, Skytrofa, Yorvipath, Ascendis Signature Access Program and TransCon are trademarks owned by the Ascendis Pharma Group. ©Ascendis Pharma A/S. April 2025. Version 1.0